UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

Dated: March 20, 2013

Commission File Number 333-179250

NAVIOS SOUTH AMERICAN LOGISTICS INC.

Aguada Park Free Zone

Paraguay 2141 Of. 1603

Montevideo, Uruguay

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

On March 7, 2013, Navios South American Logistics Inc. (the “Company”) and its wholly owned finance subsidiary, Navios Logistics Finance (US) Inc. (“NLF”), announced the proposed private offering of approximately $75 million in aggregate principal amount of 9 1/4% senior notes due 2019 (the “Notes”). On March 7, 2013, the Company announced that it and NLF had priced $90 million in aggregate principal amount of Notes at 103.750% plus accrued interest from October 15, 2012. On March 15, 2013, the Company announced that it and NLF had completed the offering of $90 million in aggregate principal amount of Notes. The Notes were offered and sold in the United States only to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and in offshore transactions to non-United States persons in reliance on Regulation S under the Securities Act. Copies of these press releases are furnished as Exhibits 99.1, 99.2 and 99.3 to this Report and are incorporated herein by reference.

The terms of the Notes are identical to the $200 million of 9 1/4% senior notes due 2019 that were issued in April 2011 (the “Existing Notes”). Each of the Company’s direct and indirect subsidiaries that guarantees the Existing Notes also guarantees the Notes. The Notes and the Existing Notes are a single class for all purposes under the indenture (including, without limitation, waivers, amendments, redemptions and other offers to purchase) and the Notes rank equally with the Existing Notes. Because nearly all of the Existing Notes are now unrestricted, the Notes and the Existing Notes will initially have different CUSIP numbers. Following the consummation of the exchange offer for the Notes, it is expected that the Notes exchanged in the exchange offer and nearly all of the Existing Notes will have the same CUSIP number. The fourth supplemental indenture in respect of the Notes is furnished as Exhibit 99.4 to this Report and is incorporated herein by reference.

The Company has entered into a registration rights agreement, dated as of March 12, 2013 (the “Registration Rights Agreement”), with the parties identified therein. Under the Registration Rights Agreement, the Company has agreed to: (1) file not later than 45 days after the closing date of the offering, a registration statement with the Securities and Exchange Commission (the “SEC”) that would enable the holders of the Notes to exchange the privately placed Notes for publicly registered notes with substantially identical terms; (2) use its commercially reasonable efforts to have such registration statement declared effective not later than 90 days after the closing date (or 150 days after the closing date if the registration statement is subjected to a review by the staff of the SEC); and (3) use its commercially reasonable efforts to complete the exchange offer no later than 120 days after the closing date (or 180 days after the closing date if the registration statement is subjected to a review by the staff of the SEC). The Company has also agreed to file a shelf registration statement for the resale of the Notes if the Company cannot effect an exchange offer within the time periods listed above and in certain other circumstances. The Registration Rights Agreement is furnished as Exhibit 99.5 to this Report and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

Date: March 20, 2013	By:	/s/ Claudio Pablo Lopez
	Name:	Claudio Pablo Lopez
	Title:	Chief Executive Officer, Vice Chairman and Director

Exhibits

Exhibit No.	Exhibit

99.1	Press Release, dated March 7, 2013

99.2	Press Release, dated March 7, 2013

99.3	Press Release, dated March 15, 2013

99.4	Fourth Supplemental Indenture, dated March 7, 2013

99.5	Registration Rights Agreement, dated March 12, 2013